                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 _____________


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 2

                             SAMSONITE CORPORATION
                                (Name of Issuer)

                             SAMSONITE CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  79604V 10 5
                     (CUSIP Number of Class of Securities)

                            D. MICHAEL CLAYTON, ESQ.
                       Vice President and General Counsel
                             Samsonite Corporation
                            11200 East 45th Avenue
                             Denver, CO  80239-3018
                                 (303) 373-6174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Commu  nications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                               LOU R. KLING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                              New York, NY  10022
                                 (212) 735-3000

                                May  20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE
______________________________________________________________

Transaction Valuation*:                                 Amount of Filing Fee:

$480,000,000.00                                         $96,000.00
______________________________________________________________

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 12,000,000 shares at the tender offer price per share of $40.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previous paid: $96,000.00             Filing party: Samsonite Corporation

Form or registration no.:  Schedule 13E-4    Date filed: May 20, 1998
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     Samsonite Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Statement on Schedule 13E-4 ("Schedule 13E-4") filed with the Securities and Exchange Commission (the "Commission") on May 20, 1998, as amended by Amendment No. 1, with respect to the Company's offer to purchase shares of its common stock, $.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights, on and after the date of their distribution, are herein referred to as the "Shares"), for a purchase price of $40.00 per Share, net to the seller in cash.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-4 or in the Offer to Purchase and Supplement referred to therein.

ITEM 1.  SECURITY AND ISSUER

     The information set forth in Item 1(b) of the Schedule 13E-4 is hereby amended and supplemented by the following:

     The Company is now offering to purchase from its stockholders up to 10,500,00 Shares (reduced from up to 12,000,000 Shares) for a purchase price of $40.00 per Share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 1998 (the "Offer to Purchase"), as supplemented by the Supplement dated June 9, 1998 (the "Supplement") and in the related Letter of Transmittal (which together constitute the "Offer").

     The Offer has been extended. The Offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time, on Monday, June 22, 1998, unless the Offer, as amended, is further extended. The information set forth in the Introduction and in Section 1 of the Supplement ("Amended Terms of the Recapitalization Plan and the Offer; Expiration Date") are incorporated herein by reference.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 2(a) and (b) of the Schedule 13E-4 is hereby amended and supplemented by the following:

     The Information set forth in Section 2 of the Supplement ("The Financing") is incorporated herein by reference.

ITEM 5. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in Item 5 of the Schedule 13E-4 is hereby amended and supplemented by the following:

     The information set forth in Section 4 of the Supplement ("Treatment of Options and Restricted Stock") is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     The information set forth in Item 7(a) and (b) of the Schedule 13E-4 is hereby amended and supplemented by the following:

     The information set forth in Section 3 of the Supplement ("Certain Financial Information") and the financial statements and notes related thereto contained in the Company's Annual Report on Form 10-K for the years ended January 31, 1997 and January 31, 1998 are incorporated herein by reference.
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) -  Text of Press Release issued by the Company dated June 8, 1998.
     (a)(11) -  Supplement to the Offer to Purchase dated June 9, 1998.
     (a)(12) -  Form of Letter to Participants in Samsonite Employee Savings
                  Trust dated June 9, 1998.
     (c)(3)  -  Amendment to Plan of Recapitalization of the Company dated June
                9, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SAMSONITE CORPORATION


                              By:  /s/ Richard H. Wiley
                                   ---------------------------------
                                    Name:  Richard H. Wiley
                                    Title: Chief Financial Officer


Dated:  June 9, 1998
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                                 EXHIBIT INDEX




EXHIBIT                   DESCRIPTION
-------                   -----------


(a)(10)  -  Text of Press Release issued by the Company dated June 8, 1998.
(a)(11)  -  Supplement to the Offer to Purchase dated June 9, 1998.
(a)(12)  -  Form of Letter to Participants in Samsonite Employee Savings
              Trust dated June 9, 1998.
(c)(3)   -  Amendment to Plan of Recapitalization of the Company dated June 9,
            1998.